Exhibit 4.23

NOVATION AGREEMENT

This Novation Agreement (“Agreement”) is made by and among:

1)	WISeKey International Holding, a Swiss company having its registered office at 58 Avenue Louis-Casal, 1216 Cointrin, Switzerland, duly represented by Carlos Moreira and John O’Hara (the “Transferor”);
2)

SealSQ Corp, a company incorporated under the laws of the British Virgin Islands, with registered office at 58 Avenue Louis-Casal, 1216 Cointrin, Switzerland, duly represented by Carlos Moreira and John O’Hara (the “Transferee”);

3)

SealSQ France, a company incorporated under the laws of France, with registered office at rue de la Carriere de Bachasson, Artepac de Bachasson, Batiment A, 13590 Meyreuil, France (the “Subsidiary”, and together with the Transferor and the Transferee, the “Parties”).

BACKGROUND:

A.	On October 1, 2016 the Transferor and the Subsidiary entered into a Revolving Credit Agreement pursuant to which the Transferor extended various loans to the Subsidiary.
B.

On April 1, 2021, the Transferor and the subsidiary entered into a debt remission agreement (the “Debt Agreement”) pursuant to which the Transferor waived EUR5,000,000 of the debt owed to it by the Subsidiary, with a possible reinstatement of such debt if the subsidiary returns to profit.

C.

Pursuant to an amendment to the Debt Agreement dated December 2023, an amount of EUR2,000,000 was excluded from reinstatement, leaving a total amount of EUR3,000,000 to be reinstated, provided the conditions set forth the Debt Agreement are met (the “Reinstated Debt”).

D.

The Parties now wish to effect a novation under which all rights, obligations, and interests of the Transferor under the Debt Agreement shall be transferred to the Transferee, with effect from the Novation Effective Date (as defined below).

IT IS AGREED as follows:

1.	Novation and Release
1.1.

As of the date of this Agreement (the “Novation Effective Date”), the Transferee shall be substituted for the Transferor as creditor under the Debt Agreement, as amended, in respect of all rights, interests, obligations, and liabilities, present and future (the “Novated Rights and Obligations”).

1.2.

The Subsidiary hereby releases and discharges the Transferor from all obligations and liabilities under or in connection with the Loan Agreement, as amended (whether actual or contingent, present or future) as from the Novation Effective Date.

1.3.

The Subsidiary undertakes to perform all outstanding obligations under the Loan Agreement, as amended, in favor of the Transferee, in place of the Transferor, from the Novation Effective Date, including the obligation to pay the Reinstated Debt as the case may be.

2.	Consideration
2.1.

As consideration for the novation, the Transferee shall pay to the Transferor the sum of EUR 3,000,000 (three million Euros) within 5 calendar days of the Novation Effective Date to the bank account specified by the Transferor.

2.2.

The Transferor acknowledges receipt (or agrees to confirm in writing) of the payment in clause 2.1 as full, final, and complete settlement of all amounts due to it under the Debt Agreement, as amended.

3.	Continuity and Further Assurances
3.1.	Except as expressly provided in this Agreement, the terms of the Debt Agreement, as amended, remain unaltered and in full force and effect.
3.2.	Each Party shall, at its own cost, do all things reasonably necessary (including executing documents) as may be required to give full effect to this Agreement.
4.	Governing Law and Jurisdiction
4.1.	This Agreement shall be governed by, and construed in accordance with, the substantive laws of Switzerland, excluding its conflict of laws provisions.
4.2.	Any dispute, controversy, or claim arising out of, or in relation to, this Agreement shall be submitted to the exclusive jurisdiction of the ordinary courts of Geneva, Switzerland.

5.	Miscellaneous
5.1.	This Agreement may be executed in counterparts, each of which is deemed an original and all together constitute one and the same instrument.
5.2.	Any amendment to this Agreement must be made in writing and signed by all Parties.

***

The Parties have executed this Agreement on the later of the two dates indicated hereunder.

/s/ Eric Pellaton
SEALSQ CORP
By: Eric Pellaton
Director

/s/ Cristina Dolan
By: Cristina Dolan
Director

/s/ María Pía Adueveque Jabbaz
WISeKey International Holding
By: María Pía Aqueveque Jabbaz
Director

/s/ Philippe Monnier
By: Philippe Monnier
Director

/s/ Carlos Moreira
SEALSQ France
By: Carlos Moreira
President